

February 28, 2011

Daniel D. Springer
Chief Executive Officer
Responsys, Inc.
900 Cherry Avenue, 5th Floor
San Bruno, California 94066

>   **Re: Responsys, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 8, 2011**
>   **File No. 333-171377**

Dear Mr. Springer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your audited financial statements to be through December 31, 2010 pursuant to Rule 3-12(b) of Regulation S-X.

Risk Factors

We have experienced rapid growth in recent periods . . ., page 20

2.   We note that in addition to Eservices, you also have a fifty-percent owned unconsolidated affiliate with operations in Denmark. Please describe the nature and amount of this investment and why it is not consolidated. Additionally, please tell us why you have not provided any footnote disclosures for this investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Nine Months Ended September 30, 2009 and 2010, page 43

3.   We note your revised disclosure regarding the causes of the increase in subscription revenues. We also note, however, that your revised disclosure does not account for approximately $2.6 million of the increase in subscription revenue. With a view towards disclosure, please advise.

Operations, page 75

4.   Please briefly explain what a SAS 70 Type II audit is.

Consolidated Financial Statements

Note 10. Preferred Stock, page F-26

5.   You indicate in your response to prior comment 65 that you did not file your preferred stock agreements as exhibits since they were entered into more than two years before the filing date of the Registration Statement and preferred stock will cease to be outstanding upon the closing of the offering. Item 601(b)(10)(i) of Regulation S-K requires contracts not made in the ordinary course of business to also be filed if contracts are to be performed in whole or in part at or after the filing. Additionally, Item 601(b)(4)(i) of Regulation S-K requires instruments defining the rights of holders of equity securities being registered to be filed as exhibits. Since the preferred stock agreements were outstanding at the filing date and convert into common stock, which is being registered, we believe they should be filed as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Feider at (202) 551-3379 or Kathy Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jeffrey R. Vetter, Esq.